FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 03 March 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. February traffic statistics




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  03 March 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          February traffic statistics







TRAFFIC AND CAPACITY STATISTICS - February 2006


Summary of the headline figures


In February 2006, passenger capacity, measured in Available Seat Kilometres, was 3 per cent above February 2005. Traffic, measured in Revenue Passenger Kilometres, was higher by 3.6 per cent. This resulted in a passenger load factor up 0.4 points versus last year, to 71.2 per cent. The increase in traffic comprised a 7.1 per cent increase in premium traffic and a 2.9 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, was down 1.1 per cent. Overall load factor was down 0.6 points at 67.3 per cent.


Market conditions


Market conditions remain broadly unchanged as significant promotional activity is required to maintain seat factors.


Strategic Developments


The sale by British Airways of its entire interests in the London Eye to the Tussauds Group was completed for GBP100.45 million which included its one third share and its outstanding loan to the company. The airline will continue its brand association with the attraction by extending its existing franchise agreement.


The airline appointed e-Dialog as its email service provider for customer communications in the UK including Executive Club members and registered customers on ba.com. The decision reflects the increasing importance of direct electronic customer communication as part of the airline's marketing communications strategy.


Japan Airlines (JAL) and oneworldTM have exchanged a memorandum of understanding, completing the Asian carrier's first step towards joining the world's leading quality global airline alliance.



British Airways Plc received a request for information from both the European Commission and the United States Department of Justice relating to alleged cartel activity involving British Airways and a number of other airlines and cargo operators. British Airways' policy is to conduct its business in full compliance with all the applicable competition laws. British Airways is assisting the European Commission and United States Department of Justice with their investigation.



                                      ends



March 3, 2006
                                                019/KG/06





BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS


                                         Month of February                    Financial year
                                                                           April through to Feb
BRITISH AIRWAYS                                     Change                                 Change
SCHEDULED SERVICES               2006       2005       (%)            2006        2005        (%)

Passengers carried (000)
UK/Europe                        1613       1621      -0.5           21214       21556       -1.6
Americas                          484        491      -1.4            6727        6611       +1.8
Asia Pacific                      148        132     +12.0            1740        1531      +13.6
Africa and Middle East            276        256      +7.7            2888        2842       +1.6
Total                            2520       2499      +0.8           32569       32539       +0.1

Revenue passenger km (m)
UK/Europe                        1421       1424      -0.2           19534       19284       +1.3
Americas                         3260       3293      -1.0           45185       44237       +2.1
Asia Pacific                     1524       1359     +12.1           17931       15750      +13.9
Africa and Middle East           1894       1739      +8.9           19551       19046       +2.6
Total                            8099       7816      +3.6          102202       98318       +4.0

Available seat km (m)
UK/Europe                        2327       2344      -0.7           28997       28379       +2.2
Americas                         4634       4647      -0.3           57448       56968       +0.8
Asia Pacific                     2000       1792     +11.6           23367       21273       +9.8
Africa and Middle East           2416       2259      +6.9           25282       24939       +1.4
Total                           11377      11042      +3.0          135094      131559       +2.7

Passenger load factor (%)
UK/Europe                        61.1       60.8      +0.3 pts        67.4        68.0       -0.6 pts
Americas                         70.3       70.9      -0.6 pts        78.7        77.7       +1.0 pts
Asia Pacific                     76.2       75.8      +0.4 pts        76.7        74.0       +2.7 pts
Africa and Middle East           78.4       77.0      +1.4 pts        77.3        76.4       +0.9 pts
Total                            71.2       70.8      +0.4 pts        75.7        74.7       +1.0 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)              377        381      -1.1            4471        4505       -0.8
Total RTK                        1181       1158      +2.0           14683       14330       +2.5
Available tonne km (m)           1756       1706      +2.9           21081       20576       +2.5

Overall load factor (%)          67.3       67.9      -0.6 pts        69.7        69.6       +0.1 pts



Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.


Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.


                                                              Investor Relations
                                                                Waterside (HCB3)
                                                                      PO Box 365
                                                                   Harmondsworth
                                                                         UB7 OGB
                                                       Tel: +44 (0) 20 8738 6947
                                                       Fax: +44( 0) 20 8738 9602